UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2024

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 22, 2024, OKYO Pharma LTD (the “Company”) issued this 6K announcing, OK-101 Successfully Achieved Statistical Significance for Multiple Signs and Symptoms of Dry Eye Disease including Ocular Pain Relief in its First-in-Human Phase 2 Trial of OK-101. Additional key findings from analyses of the clinical data set from the 240 patient Phase 2, randomized, double-masked, placebo-controlled trial evaluating the safety and efficacy of OK-101 (0.05%) ophthalmic solution in patients with DED. These new findings include: a statistically significant and durable reduction in ocular pain. Statistically significant improvement in Tear Film Break-Up Time (TFBUT) throughout the study - a clinically important endpoint. Multiple symptomatic improvements as observed by both data obtained from patient clinic visits as well as data from patient daily symptom diaries.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: March 22, 2024	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated March 22, 2024

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